Exhibit 99.1

FOR RELEASE

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 26, 2017 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $2.3 million, or $0.16 per share, for the third quarter of 2017, a decrease of $1.2 million, or $0.09 per share, compared to the third quarter of 2016. For the nine months ended September 30, 2017, the Company reported Net Income of $17.8 million, or $1.27 per share, an increase of $0.9 million, or $0.06 per share, compared to the same nine month period in 2016. The decrease in earnings for the third quarter of 2017 was driven by lower electric sales margins, reflecting milder summer weather in 2017 compared to the same period in 2016 and higher operating expenses, partially offset by higher gas sales margins and customer growth. The increase in earnings for the first nine months of 2017 was driven by higher natural gas and electric sales margins and customer growth.

“Our third quarter results reflect milder summer weather compared to last year, which adversely affected sales of electricity for cooling purposes,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “However, we are pleased with the continued underlying customer growth in our natural gas and electric businesses and the positive results of our regulatory initiatives, which are reflected in the higher earnings for the year-to-date period.”

Natural gas sales margins were $16.8 million and $75.3 million in the three and nine months ended September 30, 2017, respectively, resulting in increases of $0.8 million and $3.6 million, respectively, compared to the same periods in 2016. Gas sales margin in the third quarter was positively affected by higher natural gas distribution rates of $0.6 million and higher sales volume and customer growth of $0.2 million. For the nine month period, gas sales margin was positively affected by higher natural gas distribution rates of $2.3 million and higher sales volume and customer growth of $1.3 million.

Natural gas therm sales increased 6.2% and 4.9% in the three and nine month periods ended September 30, 2017, respectively, compared to the same periods in 2016. The increase in gas therm sales in the Company’s service areas was driven by customer growth and, for the nine month period, slightly colder winter weather in 2017 compared to 2016. As of September 30, 2017, the number of total natural gas customers served has increased by 1,200 in the last twelve months.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric sales margins were $24.8 million and $70.1 million in the three and nine months ended September 30, 2017, respectively, resulting in a decrease of $0.8 million and an increase of $4.0 million, respectively, compared to the same periods in 2016. Electric sales margin in the third quarter was negatively affected by lower sales volume due to milder weather of $0.8 million, offset by higher distribution rates of $0.8 million and customer growth of $0.1 million. Also, the Company recognized an adjustment of $0.9 million to true up the collection of transmission revenues in the third quarter of 2016. For the nine month period, electric sales margin was positively affected by higher electric distribution rates of $4.4 million and customer growth of $0.4 million, partially offset by lower sales volumes due to the impact of milder summer weather of $0.8 million.

Total electric kilowatt-hour (kWh) sales decreased 3.9% and 2.0%, respectively in the three and nine month periods ended September 30, 2017 compared to the same periods in 2016, reflecting milder summer weather in 2017 and lower average usage of electricity by customers, partially offset by customer growth. As of September 30, 2017, the number of total electric customers served has increased by approximately 1,000 in the last twelve months.

Revenues for Usource, the Company’s non-regulated energy brokering business, decreased $0.1 million and $0.1 million in the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016.

Operation and Maintenance (O&M) expenses increased $2.3 million and $4.4 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The increase in the three month period reflects higher compensation and benefit costs of $0.7 million and higher utility operating costs of $1.6 million: including $0.7 million of higher vegetation management costs, which are recovered in reconciling rate adjustment mechanisms and reflected in electric sales margin, higher system maintenance costs of $0.6 million, and higher all other utility operating costs of $0.3 million. The increase in O&M expenses of $4.4 million in the nine month period reflects higher compensation and benefit costs of $1.1 million and higher utility operating costs of $3.3 million: including $1.5 million of higher vegetation management costs, which are recovered in reconciling rate adjustment mechanisms and reflected in electric sales margin, higher regulatory costs of $0.7 million, higher system maintenance costs of $1.1 million.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Depreciation, Amortization, Property Taxes and other expenses decreased $0.9 million and increased $0.9 million in the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The decrease in the three month period reflects lower amortization of major storm costs which were incurred in prior years and deferred for rate recovery for periods up to eight years. The increase in the nine month period reflects higher depreciation and property taxes on higher utility plant assets in service, net of the lower amortization discussed above.

Interest Expense, net increased $0.3 million and $0.4 million in the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The increase in the three month period reflects interest expense on higher levels of short-term debt and higher net interest expense on regulatory assets/liabilities, partially offset by repayment of higher cost long-term debt. The increase in the nine month period reflects an increase in interest expense on short-term debt, partially offset by higher net interest income on regulatory assets/liabilities and repayment of higher cost long-term debt. The Company has announced that it expects to close on $90 million of Senior Unsecured Notes through a private placement marketing process to institutional investors on November 1, 2017.

Income Taxes decreased $0.6 million and increased $0.9 million for the three and nine months ended September 30, 2017 compared to the same periods in 2016, reflecting changes in pre-tax earnings in the current periods compared to the prior year periods.

At its January 2017, April 2017, July 2017 and October 2017 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.36 per share. These quarterly dividends result in a current effective annual dividend rate of $1.44 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2017 results on Thursday, October 26, 2017, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 104,300 electric customers and 79,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2017 and 2016 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept 30,
	2017	2016	Change	2017	2016	Change
Gas Therm Sales:
Residential	2.8	2.6	7.7%	33.5	30.5	9.8%
Commercial/Industrial	24.4	23.0	6.1%	126.0	121.6	3.6%

Total Gas Therm Sales	27.2	25.6	6.2%	159.5	152.1	4.9%

Electric kWh Sales:
Residential	178.5	191.7	(6.9%)	496.4	505.9	(1.9%)
Commercial/Industrial	269.5	274.5	(1.8%)	735.9	751.0	(2.0%)

Total Electric kWh Sales	448.0	466.2	(3.9%)	1,232.3	1,256.9	(2.0%)

Gas Revenues	$25.1	$22.1	$3.0	$131.9	$124.1	$7.8
Cost of Gas Sales	8.3	6.1	2.2	56.6	52.4	4.2

Gas Sales Margin	16.8	16.0	0.8	75.3	71.7	3.6

Electric Revenues	57.5	55.2	2.3	154.4	150.4	4.0
Cost of Electric Sales	32.7	29.6	3.1	84.3	84.3	——

Electric Sales Margin	24.8	25.6	(0.8)	70.1	66.1	4.0

Usource Revenues	1.4	1.5	(0.1)	4.5	4.6	(0.1)

Total Sales Margin:	43.0	43.1	(0.1)	149.9	142.4	7.5

Operation & Maintenance Expenses	17.8	15.5	2.3	53.0	48.6	4.4
Depreciation, Amortization, Property Taxes & Other	15.7	16.6	(0.9)	50.9	50.0	0.9
Interest Expense, net	5.8	5.5	0.3	17.1	16.7	0.4

Income Before Income Taxes	3.7	5.5	(1.8)	28.9	27.1	1.8
Income Tax Expense	1.4	2.0	(0.6)	11.1	10.2	0.9

Net Income	$2.3	$3.5	$(1.2)	$17.8	$16.9	$0.9

Earnings Per Share	$0.16	$0.25	$(0.09)	$1.27	$1.21	$0.06

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com